UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 29, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.        Other Events

Net Asset Value as of September 1, 2022

As of September 1, 2022, our net asset value (“NAV”) per common share is $14.71. This NAV per common share has been updated in connection with our merger (the “Merger”) with Fundrise Growth eREIT VI (the “Target eREIT”), in which we are the surviving entity, and we will issue to the shareholders of the Target eREIT common shares based on an agreed upon exchange ratio (“Exchange Ratio”). This NAV per common share shall be effective until updated by us on or about December 31, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	September 1, 2022 [1]	June 30, 2022 [1]
ASSETS
Investments, at fair value	$107,762	$105,925
Real estate properties, at fair value	16,007	16,156
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	-	-
Other real estate investments, at fair value	91,755	89,769
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	2,848	6,780
Other assets	8,517	8,521
Total Assets	$119,127	$121,226

LIABILITIES
Accounts payable	$251	$119
Due to related party	170	250
Dividends payable [2]	611	912
Settling Subscriptions	-	9
Redemptions payable	6	1,812
Total Liabilities	$1,038	$3,102

NET ASSETS CONSIST OF:
Fundrise Growth eREIT II, LLC Members’ Equity:
Common shares; 8,027,035 and 8,036,570 shares outstanding, net of offering costs, on September 1, 2022 and June 30, 2022, respectively	$68,516	$69,334
Retained earnings	(1,453)	(2,070)
Net adjustments to fair value	51,026	50,860
NET ASSETS	$118,089	$118,124
NET ASSET VALUE PER SHARE, on 8,027,035 and 8,036,570 shares outstanding, net of offering costs, for the periods ended September 1, 2022 and June 30, 2022, respectively	$14.71	$14.70

[1] Estimated Balance Sheets as of September 1, 2022 and June 30, 2022.

[2] This amount does not include the accrual for dividends payable that were declared before September 1, 2022 that relate to the period commencing on September 1, 2022 and ending on October 1, 2022 (the “September 2022 Distribution Period”). This amount does not include the accrual for dividends payable that were declared before June 30, 2022 that relate to the third quarter of 2022.

On September 1, 2022, the Merger effective date, the Company announced that its NAV per share as of September 1, 2022 is $14.71 per share of our Common Shares. This NAV per common share has been updated in connection with the Merger and we will issue our common shares to the Target eREIT’s shareholders based on the agreed upon Exchange Ratio. This NAV per common share shall be effective until updated by us on or about December 31, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. To assist Fundrise Advisors, LLC (our “Manager”) in calculating our projected NAV per share in determining the Exchange Ratio, our Manager engaged an appraiser to provide a positive assurance opinion of value over all of our commercial real estate assets and investments. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from December 31, 2018 to September 1, 2022.

Date	NAV Per Share
December 31, 2018	$10.00
June 30, 2019	$10.00
December 31, 2019	$10.00
June 30, 2020	$10.06
December 31, 2020	$10.52
June 30, 2021	$11.22
September 30, 2021	$12.41
December 31, 2021	$13.68
March 31, 2022	$14.18
June 30, 2022	$14.70
September 1, 2022	$14.71

Share Redemption Plan Status

In connection with the Merger, we temporarily ceased accepting redemption requests on July 1, 2022. We previously processed all redemption requests that were received on or prior to June 30, 2022. As of today’s date, there are no outstanding redemption requests. We plan to resume accepting redemption requests on September 2, 2022.

Update to September 2022 Distribution

On August 29, 2022, we announced a daily distribution of $0.0006849315 per share (the “September 2022 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on September 1, 2022 and ending on October 1, 2022. As of September 1, 2022, the September 2022 Daily Distribution Amount equates to approximately 1.70% on an annualized basis calculated at the current rate, assuming a $14.71 per share purchase price.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT II, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: September 1, 2022